Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Three Months Ended March 31, 2004
	(millions of dollars)

RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:	
Net income	$ 105
Income taxes	52
Fixed charges, as below	50
Total earnings, as defined	$ 207
Fixed charges, as defined:	
Interest charges	$ 46
Rental interest factor	2
Capitalized interest	2
Total fixed charges, as defined	$ 50
Ratio of earnings to fixed charges	4.14

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Earnings, as defined:	
Net income	$ 105
Income taxes	52
Fixed charges, as below	50
Total earnings, as defined	$ 207
Fixed charges, as defined:	
Interest charges	$ 46
Rental interest factor	2
Capitalized interest	2
Total fixed charges, as defined	$ 50
Non-tax deductible preferred stock dividends	-
Ratio of income before income taxes to net income	1.50
Preferred stock dividends before income taxes	-
Combined fixed charges and preferred stock dividends	$ 207
Ratio of earnings to combined fixed charges and preferred stock dividends	4.14